

OFFERING MEMORANDUM

facilitated by



Sullys Golf and Gather LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Sullys Golf and Gather LLC
State of Organization	NC
Date of Formation	12/05/2022
Entity Type	Limited Liability Company
Street Address	289 Dairy Rd, Clayton NC, 27520
Website Address	sullysgolf.com

(B) Directors and Officers of the Company

Key Person		LAUREN ROSELLA
Position with the Company		
	Title	Cofounder
	First Year	2022
Other business experience (last three years)		• **Director of Ladies Golf** (*Mike Sullivan Golf School, Raleigh, NC 6/1/17-present*) — Responsible for curriculum, scheduling, and marketing of ladies golf program. Assistant instructor for group golf classes and private lessons.

Key Person	Michael Sullivan
Position with the Company 　　　　　　　　　　　Title 　　　　　　　　　　First Year	Cofounder 2022
Other business experience (last three years)	• **Head of Instruction** (*Mike Sullivan Golf School, Raleigh, NC 1/1/15-present*) — Owner and head of instruction at Mike Sullivan Golf School. In charge of payroll, scheduling, finance, operations, marketing.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
LAUREN ROSELLA	50%
Michael Sullivan	50%

(D) The Company's Business and Business Plan

Highlights

- Our goal is to transfer the great experience at Par Golf driving range to our new space.

- We plan on offering 10k+ sq feet of end-to-end indoor golf space, instruction, a full-service craft bar and food.

- 24 hrs/day access to the facility is part of our plan. 24 hrs/day is driving major growth for indoor golf facilities even in warm weather states.

- We know golfers. 25 years of teaching golf and 20+ years of golf course & driving range experience.

- Over 10 years of bar and restaurant management experience.

- Prior success with different businesses: Increased revenue of Mike Sullivan Golf School & Par Golf driving range by 300%+ from 2015 to 2021

- 5 Million+ views on our YouTube Channel: https://www.youtube.com/@MikeSullivangolf

More than just an indoor golf facility

Sully's Golf & Gather allows an opportunity for golf improvement as well as a great family-friendly community space where people can gather and socialize. Sully's plans to offer 24-hour access to the facility for higher tiered members and the following for all members:

- Facilitation of golf instruction and golfer cultivation by Mike Sullivan and his team through Mike Sullivan Golf School, LLC (MSGS)* Mike has been teaching golf for over 20 years and has taught at golf's most prestigious events including The Masters, U.S. Open, PGA Championship, Ryder Cup, President's Cup & AT&T Pebble Beach Pro Am. Locally, Mike has an average rating of 5 stars by Google, Yelp and Facebook. The Mike Sullivan Golf School has an exclusive and proprietary instruction template. MSGS will have exclusive rights to the teaching programs at Sully's Golf & Gather.
- An indoor driving range featuring a launch monitor allowing every golfer to see ball flight and swing data on every swing.
- Foresight Sports GC Hawk golf simulators featuring the world's top courses.
- Golf equipment manufacturers including Tour Edge, Tom Wishon, Srixon/Cleveland and L.A.B. Golf putters.
- Golf fitness programs through FitGolf.
- Daylight & weather are not limiting factors.
- Dedicated private event space.

The Team

Mike Sullivan, Cofounder

As head professional and director of instruction, Mike is the Pied Piper of a highly profitable golf community, created a popular youtube channel, and has been teaching golf for over 25 years.

- Owner and director of instruction of Mike Sullivan Golf School

- YouTube channel with over 5 MM views

- Average 5 stars on Google, Yelp, Facebook reviews

- Former exclusive golf instruction provider to International Sports Management

- Has taught golf to VIP clients at The Masters, U.S. Open, PGA Championship, Ryder Cup,

- President's Cup, AT&T Pebble Beach Pro Am

- Over 25 years of golf management experience

- Created the Player Development Program at the largest private country club in the U.S.

Lauren Rosella, Cofounder

Lauren graduated from UNC Chapel Hill in 2004 and went on to establish the Lauren Rosella Fitness Brand. She is the current Head of Operations and Director of Ladies Golf at Mike Sullivan Golf School introducing over 600 new women to the game.

- Owner of Demand Better Fitness

- Director of Ladies Golf at Mike Sullivan Golf School

- David Leadbetter certified golf instructor

- 10 years bar and restaurant management experience

- Domestic and international event coordinator

Mike Sullivan Golf School is owned and operated by Mike Sullivan and Lauren Rosella, and may hold events and training activities at Sully's Golf & Gather without paying rental fees. However, these businesses operate independently and revenue generated from Mike Sullivan Golf School is not considered to be operational revenue of Sully's Golf & Gather. The lease revenue paid from Mike Sullivan Golf School to Sully's Golf & Gather is considered operational revenue for the purpose of the MainVest revenue share.

MSGS and Sully's are separate legal entities. Only Sully's revenue is part of this offering. MSGS will pay Sully's for access to the indoor space which targets to provide a consistent stream of revenue for Sully's on top of Sully's other revenue generating activities. See License Agreement for details and the Offering Memorandum for disclosures.

What sets us apart...

- 25 years of golf teaching experience, 20 years of golf course and driving range management experience, and 10 years of bar and restaurant management experience.
- We know and understand the golf business. Our extensive and unique experience helps us create an environment and atmosphere that we believe golfers are looking for.
- Not only are we planning a great place to practice your long game using state-of-the-art technology, our goal is to have a great place for you to work on your short game as well, including a putting and chipping green.
- Options for both private and group golf instruction are part of our plan, a feature that is currently unavailable anywhere else in the area.

The Space

We aim for Sully's Golf & Gather to be the perfect place to work on your game! Imagine a space with a premier indoor driving range, launch monitors to see your ball flight, state-of-the-art simulators, an indoor putting green, private teaching suite, private event space, bar, and more. These and the below key features are what we plan to include:

- Over 10,000 square feet of indoor practice space
- 1000 square feet or more of putting and chipping greens
- 9 full swing driving range bays
- 3 GC Hawk launch monitors
- 500 square foot event space for private groups
- A full service bar with local craft beer and artisan cocktails and a light menu
- Image is a conceptual rendering. Final design TBD

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the [Educational Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	April 14, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment Purchases (range, technology, putting green, etc)	$30,000	$96,380
Operating Capital (vendors, construction, buildout, etc)	$16,625	$19,250
Mainvest Compensation	$3,375	$8,370
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 2.5%[2]
Payment Deadline	2028-06-30
Maximum Payment Multiple	1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.79%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.0%
$68,500	1.4%
$87,000	1.8%
$105,500	2.1%
$124,000	2.5%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Michael Sullivan
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Lauren Rosella
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	LiveVested, LLC dba Incolo
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	Class B Profits Interest

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
LAUREN ROSELLA	50%
Michael Sullivan	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Andy Haldane	$500,000	7%	02/28/2027	Loan with Promissory Note: Warrant to purchase Class A Units equal to up to 33% equity. No prepayment penalty. Payments start 6 months after Sully's soft launch date.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Sully's Golf & Gather was established in December 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Clarification applicable revenue

Mike Sullivan Golf School LLC (MSGS) is owned and operated by Mike Sullivan and may hold events and training activities at Sully's Golf & Gather. However, these businesses operate independently and revenue generated from Mike Sullivan Golf School is not considered to be operational revenue of Sully's Golf & Gather and will not be shared or split with investors.

Further clarification around relationship

Mike Sullivan and Lauren Rosella, the Managers and Majority unit holders for Sully's Golf & Gather are also the majority owners within MSGS, which is a golf training school which will lease space from the Sully's. The lease terms set are expected to be no different in nature to those set for other golf training schools. MSGS will pay $2,000 per month to Sully's for use of the instruction suite and no more than 50% of the additional driving range and/or simulator spaces. The instruction suite occupied by MSGS will be available for use by members and guests when not in use for instruction. MSGS is granted exclusive instruction rights at Sully's Golf & Gather. All golf instruction at Sully's will be conducted by MSGS personnel. All patrons, guests, and members must sign a liability waiver prior to play and will also sign agreements that no outside instruction is allowed. There will be reciprocal marketing and cross promotion between Sully's Golf & Gather and MSGS with no monetary exchange. MSGS gives Sully's reciprocal permission to use names, likenesses, and databases with no monetary exchange. The term and duration of this license agreement is perpetual.

Summary of Current Ownership on a fully diluted basis

1. Class A Common:
Mike Sullivan 48.5% (also Manager)
Lauren Rosella 48.5% (also Manager)

2. Class B Profits Interest: LiveVested, LLC dba Incolo 3% @ $1.5m profits interest hurdle (PIHurdle); eligible to share in cash distributions pro-rata with other equity holders; shares in liquidation / capital transaction events above the PIHurdle

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,145,895	$1,513,340	$1,880,784	$1,903,629	$1,926,474
Cost of Goods Sold	$16,922	$36,217	$55,512	$49,910	$44,308
Gross Profit	$1,128,973	$1,477,123	$1,825,272	$1,853,719	$1,882,166
EXPENSES					
Rent	$222,480	$222,480	$222,480	$222,480	$222,480
Utilities	$22,260	$22,816	$23,386	$23,970	$24,569
Cost of Labor - Clubs and Repair	$26,250	$18,000	$18,000	$18,000	$18,000
Cost of Labor - Lessons/Clinics	$264,000	$270,600	$277,365	$284,299	$291,406
Payroll	$158,520	$158,520	$158,520	$158,520	$158,520
Payroll Taxes	$63,408	$63,408	$63,408	$63,408	$63,408
Advertising	$57,295	$58,727	$94,039	$61,699	$63,241
Bank Charges	$57,295	$58,727	$94,039	$61,699	$63,241
Dues & Subscriptions	$12,000	$12,000	$12,000	$12,000	$12,000
Total Insurances	$21,919	$12,408	$12,408	$12,408	$12,408
Repairs, Maintenance, Waste	$5,700	$2,100	$2,100	$2,100	$2,100
Misc. Professional Fees	$4,544	$4,544	$4,544	$4,544	$4,544
Supplies & Office Expenses	$9,000	$9,000	$9,000	$9,000	$9,000
Range Balls	$20,000	$20,000	$20,000	$20,000	$20,000
Depreciation	$49,896	$49,896	$49,896	$49,896	$49,896
Operating Profit	$134,406	$493,897	$764,087	$849,696	$867,353

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V